CUSIP No.  12686C-10-9                                  13G


                                    Exhibit A

         The Dolan Family Foundation, a New York not for profit corporation (the "Foundation"), as of December 31, 1997, owned 209,830 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The Foundation is organized as a Membership Corporation. The sole members, with lifetime terms, of the Foundation are Helen
A. Dolan ("Mrs. Dolan") and her husband, Charles F. Dolan ("Mr. Dolan"). Mrs. Dolan does not have an economic interest in such shares, but as a member with her husband, does have the power to elect the directors of the Foundation and thus the indirect power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan retains such powers, she is deemed to have beneficial ownership thereof.

         As of December 31, 1997, the Charles F. Dolan 1997 Grantor Retained Annuity Trust (the "Trust") owned 1,240,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock) of the Issuer. The Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock of the Issuer. The Trust was established on April 30, 1997 by Mr. Dolan for estate planning purposes. For three years or until the earlier death of Mr. Dolan, the Trust will pay to Mr. Dolan a certain percentage of the fair market value of the property initially contributed to the Trust (the "Annuity"). If Mr. Dolan dies during such three-year term and is survived by Mrs. Dolan, the remaining portion of the Annuity will paid to Mrs. Dolan until the earlier of her death or the date three years from Mr. Dolan's death, provided that Mr. Dolan may revoke Mrs. Dolan's right to receive such payments. If Mr. Dolan is living at the expiration of the term of the Trust, the remainder will pass into another trust for the benefit of Mrs. Dolan and all descendants of Charles F. Dolan living at any time and from time to time. If Mr. Dolan is not living at the expiration of the term of the Trust, the then principal of the Trust will revert to his estate. The two co-trustees of the Trust are Mr. Dolan and Mrs. Dolan, who have the shared power to vote and dispose of the Trust's shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan retains such powers, she is deemed to have beneficial ownership thereof.

CUSIP No.  12686C-10-9                                  13G


         Mrs. Dolan, as of December 31, 1997, owned directly 5,000 shares of Class A Common Stock. Although Mrs. Dolan retains all economic interest in such shares, Mr. Dolan may be deemed a beneficial owner thereof.


                                  Page 9 of 9